

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 5, 2024

Brandy Treadway
Chief Legal Officer
RumbleOn, Inc.
901 W. Walnut Hill Lane, Suite 110A
Irving, TX 75038

   Re: RumbleOn, Inc.
     Registration Statement on Form S-3
     Filed August 30, 2024
     File No. 333-281862

Dear Brandy Treadway:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Sarah J. Dodson